UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) [ ]   Form 10-K    [ ] Form 20-F    [ ] Form 11-K   [X] Form 10-Q
                      [ ]   Form 10-D    [ ] Form N-SAR   [ ] Form N-CSR

For the Period Ended March 31, 2012

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended ______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRATION INFORMATION

SB Partners

Full Name of Registrant

N/A

Former Name if Applicable

1 New Haven Avenue, Suite 102A, Mail Box 3

Address of Principal Executive Office (Street and Number)

Milford, Ct. 06460

City, State and Zip Code

PART II- RULES 12B-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

382773_2/00260-0001

2
(a)	The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                (c)           The accountant’s statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has a 30% non-controlling interest in Sentinel Omaha, LLC, an affiliate of the Company’s general partner.  The investment in Omaha is accounted for at fair value.  Earlier this year, the controller for Omaha informed the Company that, due to open issues, Omaha’s auditors would be unable to complete their audit and issue an audit opinion for calendar year 2011 until mid-May 2012.

Because the investment in Omaha constitutes a significant portion of the assets of the Company, the Company’s auditors are required to review both the financial statements of Omaha and the related workpapers prepared by Omaha’s auditors after the audit work of Omaha is completed.  Until the Company’s auditors perform their review of the Omaha audit, the Company’s auditors cannot issue an audited opinion on the Company’s financial statements for the period ending December 31, 2011.  As a result, the Company was not able to file its form 10-K for the period ending December 31, 2011 timely and filed form NT 10-K.

The Company’s auditors are reviewing the Omaha report and workpapers, and anticipate completing the annual audited report for the Company shortly.  The Company anticipates being prepared to file its form 10-K for the period ending December 31, 2011 and form 10-Q for the period ending March 31, 2012 within the next several weeks.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John H. Zoeller Vice President
     And Chief Financial Officer                                                                (212)                      408-8917

(Name)                                                             (Area Code)          (Telephone Number)

(2)
Have all periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed?  If answer is no, identify such report(s).

Yes [    ]    No [X ]

As stated above, the Company has not filed its Annual Report on Form 10-K for the year ended December 31, 2011.

3
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [x]    No  [  ]

If so, attach an explanation of the change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Attached as Exhibit 1 is Registrant’s draft Consolidated Statement of Operations for the three months ending March 31, 2012 and 2011.

The financial results for the three months ending March 31, 2012 should be considered preliminary, and are subject to change to reflect any necessary corrections or adjustments, or changes in accounting estimates, that are identified prior to the time the Company’s auditors complete their review and the Company finalizes its financial statements for that period.

This report includes statements that constitute "forward looking statements" within the meaning of Section 27(A) of the Securities Act of 1933 and Section 21(E) of the Securities Exchange Act of 1934 and that are intended to come within the safe harbor protection provided by those sections.  By their nature, all forward looking statements involve risks and uncertainties.  Actual results may differ materially from those contemplated by the forward looking statements for a number of reasons.

382773_2/00260-0001

4
SB Partners

Full Name of Registrant

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 14, 2012                                                      By /s/ John H. Zoeller
        John H. Zoeller
        Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omission of fact constitute Federal Criminal Violations (See 18 U.S.C 1001).

382773_2/00260-0001

EXHIBIT  1.

SB PARTNERS
(A New York Limited Partnership)
DRAFT CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Quarters Ended March 31,
	2012	2011
Revenues:
Base rental income	$439,312	$435,189
Other rental income	200,628	204,564
Interest on short-term investments and other	12	22,783

Total revenues	639,952	662,536

Expenses:
Real estate operating expenses	104,744	114,307
Interest on mortgage notes and unsecured loan payable	272,268	266,572
Depreciation and amortization	137,596	123,180
Real estate taxes	149,051	149,030
Management fees	213,645	164,466
Other	43,169	37,195

Total expenses	920,473	854,750

Loss from operations	(280,521)	(192,214)

Equity in net income of investment	3,292,398	2,005,078
Reserve for value of investment	(3,292,398)	(2,005,078)

Net loss	(280,521)	(192,214)

Loss allocated to general partner	(36)	(25)

Loss allocated to limited partners	$(280,485)	$(192,189)

Loss per unit of limited partnership interest
(basic and diluted)

Net loss	$(36.18)	$(24.79)

Weighted Average Number of Units of Limited
Partnership Interest Outstanding	7,753	7,753